1 Earnings Call 2Q26 2 Disclaimer This presentation speaks at the date hereof and AGI Inc (the “Company”) is under no obligation to update or keep current the information contained in this presentation. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this presentation has been obtained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data. This presentation contains forward-looking statements. All statements other than statements of historical fact contained in this presentation may be forward-looking statements and include, but are not limited to, statements regarding the Company’s intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included in the Company’s filings with the U.S. Securities and Exchange Commission. This presentation and the related earnings call include our financial outlook for the third and fourth quarters of2026. This financial outlook reflects management's current expectations and assumptions -- including, among others, assumptions regarding the trajectory of Brazil's benchmark interest rate (Selic), the pace of credit originations, the regulatory environment governing payroll-linked lending (including the INSS framework), and general macroeconomic conditions in Brazil -- and is not a guarantee of future performance. The financial outlook is only effective as of the date given and should not be considered updated or affirmed unless and until the Company publicly announces an updated or affirmed financial outlook. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company’s view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as “believe”, “may”, “might”, “can”, “could”, “is designed to”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions. The financial information in this document includes forecasts, projections and other predictive statements that represent the Company’s assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company’s expectations and are subject to variables and uncertainties. The Company’s actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this presentation, which are inherently uncertain. In addition to IFRS financials, this presentation includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. See the Company's filings with the U.S. Securities and Exchange Commission for reconciliations of these non-IFRS metrics to the most directly comparable IFRS metrics. References in this presentation to “R$” refer to the Brazilian Real, the official currency of Brazil. 3 Agenda For Today 1 2 3 Market Evolution Over the Past Months and Recent Signs of Improvement 2Q’26 Results Review of Our Quarterly Financial Performance xxxxxxxxxxxxxxxxxxxxxxxx A Subscription Model Unlocking Value 4 Market Evolution 1 Marciano Testa Founder, Chairman and CEO of Agi Inc. 5 We Have Overcome Significant Disruptions Over the Past Year… We Are Still Growing Despite This Scenario… …And We See 2Q26 as the Inflection Point Key Messages 6 Market Evolution and a Path to Growth Industry Normalization and Execution are Reinforcing our Outlook December January February March April May June July August We Are Here 2026 2025 INSS Disruptions Agi Suspensions SigningNew INSS Beneficiaries Origination of New INSS Payroll Loans RegulatoryChanges Agi hasImplementedOperationalImprovements Desenrola 2.0 New Rules& Limits ... New INSS Management Team in Origination of INSS and Private Payroll Credit in INSS Payroll Credit Market Share (Up 60bps to 9.6%) in Unsecured Credit for Higher-Margin “Principality” Clients NPLs Improvement Despite Industry Trends Cost of Risk Remains Under Control over the Portfolio Credit Rating Upgrades (AA) Improving Marginal Funding Costs 7 7,192 5,761 5,200 7,086 7,136 - 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 9,000 10,000 2Q25 3Q25 4Q25 1Q26 2Q26 Credit Origination (R$ mm) 207 188 158 101 136 - 50 100 150 200 250 300 2Q25 3Q25 4Q25 1Q26 2Q26 Fee Revenues (R$ million) 8.0% 9.0% 9.0% 9.0% 9.6% 7.0% 7.5% 8.0% 8.5% 9.0% 9.5% 10.0% 10.5% 2Q25 3Q25 4Q25 1Q26 2Q26 Market Share | INSS Payroll Credit +160bps +60bps 495.8 979.8 864.0 950.1 1,406.8 - 500.0 1,000.0 1,500.0 2,000.0 2Q25 3Q25 4Q25 1Q26 2Q26 Portfolio of Private Payroll Credit (R$ million) +184% +48% Private Payroll Credit Origination +100% QoQ Unsecured Personal Credit Origination +84% QoQ to scale further with new initiatives Fee Revenues +35% QoQ INSS Payroll Credit Market Share +60bps QoQ Signs of Improvement Early Signs of a Stronger Operating Trajectory are Becoming Increasingly Evident 8 DRIVERS OF GROWTH ▪ New Clients High growth and high relationship ▪ Credit Origination Growth Acquiring market share ▪ New Initiatives New fee-generating products COSTS OF GROWTH ▪ Upfront Onboarding Costs (CAC + CTS) Recognized ahead of the revenue they unlock ▪ Upfront Loss Provisions (IFRS) Front-loaded on new, higher-quality vintages We Are Here 2Q26 - inflection point Operational Results¹ 1Q26 2Q26 3Q26 4Q26 …2027 The Inflection Is UnderwayKey Growth and Profitability Drivers Showing Strength Costs Lead First ADAPTATION PHASE GROWTH PHASE Revenue Outruns Over Time Notes: ¹ Illustrative only. Not intended to represent actual results or guidance. Potential Operational Results ¹ 9 Introducing a Subscription Bank Marcello DubeuxChief Financial & Investor Relations Officer Matheus GirardiChief Client Officer 2 10 Consumers Face Real and Recurring Needs + No access to private healthcare + Unexpected expenses + High cost of medication + Limited internet access + Daily household responsibilities + Difficult macro backdrop with rising indebtedness and delinquency Agi’s Opportunity Deepen the relationship to: + Increase Customer Lifetime Value + Generate cross-selling opportunities + Improve retention and engagement + Drive recurring, predictable service revenues + Increase Daily Active Users and Stickiness A Subscription Bank From a Complete Financial Provider to an Everyday Ecosystem 11 Entry R$39.90 /month +R$100 monthly credits Medium R$49.90 /month +R$120 monthly credits Premium R$59.90 /month +R$150 monthly credits Customers can save up to R$1,500 per year on the entry plan Product Features Creating Value for Customers Today while Building a Stronger Franchise for Tomorrow Healthcare Dental Assistance Mobile Top-UpBonuses Pet Care Home Repair Support Credits for Cooking Gas, Food and Groceries 12 A New Recurring Revenue Engine Positioned to Become a Meaningful Earnings Contributor 1st Growth Wave Penetration on the Current Customer Base • 7.6MM Active Clients Product Unit Economics (R$) per client/year ARPAC CTS Contribution Margin ~600 ~118 80% 2Q26 3Q26 4Q26 …2027 2nd Growth Wave Customer Base Growth + INSS Beneficiaries + Private Workers + Public Servants 1 2 Quick Wins We’ve Already Seen (Up to July 2026) 99% Of Our Agents Sold at Least One Agi+ Subscription 67% Of Cross-Sell over New Credit Originations +250k Of Active Subscriptions in Only 45 Days of Sales Notes: ¹ Unit Economics considering the average of the current Agi+ plans (Entry, Medium, Premium) 13 2Q26 Results 3 Felipe Gaspar OliveiraIR, M&A and PR Executive Manager Marcello DubeuxChief Financial & Investor Relations Officer 14 Key DriversTangible Signs of Improvement Active Clients Credit Portfolio INSS Market Share NPL>90Days 7.6mm +36% YoY 3.3% -30bps QoQ 9.6% +160bps YoY R$ 37.1mm +21% YoY 15 49% CAGR (22-2025) Customers Expansion of the Active Customer Base Notes: ¹ Active Customers - Defined as customers who have at least one product at the end of the quarter. 5.6 6.4 6.7 7.1 7.6 - 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 2Q25 3Q25 4Q25 1Q26 2Q26 Active Customers (# million) +36% +7% 16 Credit PortfolioMix of Secured and Unsecured Loans 50% CAGR (22-2025) Notes: ¹ Secured Loans - Calculated as the sum of Payroll Loans, FGTS, Payroll Credit Card Loans, Premium Paid on the Acquisition of Credit Portfolios, and Adjustments of Credit Portfolios – Hedge Objects. ² Unsecured Loans - Calculated as the sum of Personal Credit Loans, Credit Card Loans, and Other Loans. 85% 86% 86% 87% 88% 15% 14% 14% 13% 30.6 12% 34.5 34.9 35.5 37.1 0.0 5.0 10.0 15.0 20.0 25.0 30.0 35.0 40.0 2Q25 3Q25 4Q25 1Q26 2Q26 Credit Portfolio (R$ bn) Unsecured Secured +21% +4% 17 Becoming the Winner in Payroll Lending Leveraging our Competitive Advantages to Keep Growing Market Share +690bps (21-2025) Notes: ¹Market Share is calculated using BACEN data. 8.0% 9.0% 9.0% 9.0% 9.6% 6.0% 6.5% 7.0% 7.5% 8.0% 8.5% 9.0% 9.5% 10.0% 2Q25 3Q25 4Q25 1Q26 2Q26 Market share - INSS Payroll Credit +160bps +60bps 18 Private Payroll Loan With Clear Pathways to Diversify Growth +690bps (21-2025) 495.8 979.8 864.0 950.1 1,406.8 - 200.0 400.0 600.0 800.0 1,000.0 1,200.0 1,400.0 1,600.0 2Q25 3Q25 4Q25 1Q26 2Q26 Private Payroll Loans (R$ million) +184% +48% • High pace of origination in 2Q26 • FPD (First Payment Default) of new Cohorts Under Control 19 Credit Quality Low Delinquency Ratios with Comfortable Levels of Coverage Ratio and Cost of Risk Notes: ¹NPL >90 - Calculated by dividing non-performing loans over 90 days by Gross Loans. ²Coverage Ratio - Calculated by dividing Provision for Expected Losses by non-performing loans over 90 days. ³Market NPL>90: non-performing loans above 90 days from all lines of personal loans for consumers, as reported by BACEN. 4 Cost of Risk: calculated by dividing Provisions Expenses by Average Credit Portfolio. 240.4% 236.9% 189.4% 164.9% 182.6% 2.7% 2.6% 3.7% 3.6% 3.3% 5.7% 5.4% 5.6% 5.7% 5.9% 4.4% 4.7% 5.0% 5.3% 5.7% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% 8.0% 9.0% -1500.0% -1300.0% -1100.0% -900.0% -700.0% -500.0% -300.0% -100.0% 100.0% 300.0% 500.0% 2Q25 3Q25 4Q25 1Q26 2Q26 NPL and Coverage Ratio Coverage Ratio NPL>90 Agi NPL>90 Cost of Risk LTM Market NPL>90 20 Key Results Figures from 2Q26 Revenues NII NIM Efficiency R$ 3.2bi +26% YoY 48.9% +570 bps QoQ 11.9% -10 bps QoQ R$ 1.3bi +11% YoY Net Income Funding Equity Capital Adequacy R$ 200.3mm +7% QoQ 18.7% +370bps YoY R$ 4.8bi +63% YoY R$ 39.9bi +18% YoY 21 RevenuesGrowth in Line with the Evolution of our Assets Notes: ¹Total Revenues is calculated by adding Interest Revenues and Fee Revenues. 2,510.5 2,800.4 2,958.5 2,996.6 3,171.0 - 500.0 1,000.0 1,500.0 2,000.0 2,500.0 3,000.0 3,500.0 2Q25 3Q25 4Q25 1Q26 2Q26 Total Revenues (R$ bn) +26% +6% 22 Net Interest Incomeand Margins Notes: ¹Net Interest Income - Calculated as the sum of Interest Income and Gains (Losses) on Financial Assets at Fair Value through Profit or Loss, minus Interest Expenses. ²Net Interest Margin Annualized - Calculated by multiplying the quarters’ NII by four and dividing by the average Interest-Bearing Assets from the last two quarters. • NIM impacted by higher secured loans on portfolio • Margin After Provisions reduced due to a faster pace of credit origination 1,172.7 1,197.8 1,220.1 1,268.6 1,300.9 14.1% 12.9% 12.2% 12.0% 11.9% 85.4% 86.2% 86.1% 86.5% 87.9% 9.9% 8.2% 6.8% 7.3% 6.8% 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% - 200.0 400.0 600.0 800.0 1,000.0 1,200.0 1,400.0 1,600.0 2Q25 3Q25 4Q25 1Q26 2Q26 NII and NIMs (R$ million) Net Interest Income NIM - Annualized Share of Secured Loans (%) NIM After provisions - Annualized +11% +3% 23 EfficiencyWe Built a Scalable Platform to Support our Growth Notes: ¹Recurring Operating Efficiency Ratio - Calculated by dividing the sum of (i) personnel expenses, (ii) recurring selling, general and administrative expenses, (iii) depreciation and amortization, and (iv) other operating income and expenses, by the sum of (i) NII, (ii) Fee Revenues, (iii) Tax expenses. 4Q25 OER considers the Recurring SG&A * 475 532 520 472 602 1,379 1,386 1,378 1,369 1,436 42.9% 47.6% 45.7% 43.2% 48.9% -200.0% -150.0% -100.0% -50.0% 0.0% 50.0% 100.0% 0 500 1,000 1,500 2,000 2,500 3,000 3,500 2Q25 3Q25 4Q25 1Q26 2Q26 Revenues vs Expenses SG&A + Personnel Expenses NII + Fees Operating Efficiency Ratio (%) 24 Net IncomeGrowing QoQ 82% CAGR (22-2025) Notes: * Recurring Net Income is shown for 4Q25, which excludes non-recurring effects related to the adjustments made in the civil lawsuits' provisions model 264.8 210.5 161.8 186.5 200.3 41.2% 38.9% 35.8% 26.1% 21.6% 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% 80.0% 90.0% 100.0% 0.0 50.0 100.0 150.0 200.0 250.0 300.0 350.0 400.0 2Q25 3Q25 4Q25 1Q26 2Q26 Net Income and ROE (R$ million) Net Income ROE -24% +7% 25 DepositsGrowth and Diversification 52% CAGR (22-2025) Notes: ¹Retail funding – Calculated as the sum of demand customer deposits and time customer deposits (CDB).²Institutional Funding – Calculated as the sum of DPGE, financial bills, subordinated financial bills, securitizations, interbank deposits and foreign loans. 54% 49% 48% 45% 38% 46% 51% 52% 55% 62% 33.8 35.3 37.8 39.3 39.9 - 5.0 10.0 15.0 20.0 25.0 30.0 35.0 40.0 45.0 2Q25 3Q25 4Q25 1Q26 2Q26 Funding (R$ bn) Institutional Retail +18% +2% • Launch of New Proprietary Investments Platform AgencyLong-Term National RatingOutlookFitch RatingsAA(bra)StableMoody’s LocalAA.brStableS&P GlobalbrAA-Stable 26 EquitySustainable Growth Driven by Profits Notes: ¹ROE LTM is calculated by the sum of Net Income from the last four quarters divided by the Average Shareholder’s Equity of the last five quarters. 2.9 3.1 3.3 4.7 4.8 41.2% 38.9% 35.8% 26.1% 21.6% -1000000.0% -800000.0% -600000.0% -400000.0% -200000.0% 0.0% - 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 9.0 10.0 2Q25 3Q25 4Q25 1Q26 2Q26 Equity (R$ bn) Equity ROE LTM +63% +3% • 1Q26 Equity adds IPO Proceeds 27 Total AssetsDriven by Credit Growth Notes: ¹ROA LTM is calculated by the sum of Net Income from the last four quarters divided by the Average Total Assets of the last five quarters. 38.4 44.9 47.8 50.2 51.1 3.2% 3.0% 2.7% 2.0% 1.7% -1000000.0% -800000.0% -600000.0% -400000.0% -200000.0% 0.0% - 10.0 20.0 30.0 40.0 50.0 60.0 70.0 80.0 2Q25 3Q25 4Q25 1Q26 2Q26 Total Assets (R$ bn) Assets ROA LTM +33% +2% 28 CapitalComfortable Levels of Capital Adequacy to Leverage the Credit Operations Notes: ¹Capital Adequacy Ratio considers Agibank capital structure up to 4Q25. For 1Q26, considers Agi Inc’s capital structure. 13.4% 12.5% 14.2% 18.1% 17.6% 1.6% 1.2% 1.3% 1.2% 1.2% 15.0% 13.7% 15.5% 19.3% 18.7% 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% 2Q25 3Q25 4Q25 1Q26 2Q26 Capital Adequacy Ratio - Basel III (%) Tier II Capital Tier I Capital +370bps -60bps 29 investors.agiinc.com investors@agi.com.br Thank you. 30 Q&A